Tiptree Inc.
299 Park Avenue, 13th Floor
New York, New York 10171
July 12, 2021
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Jessica Livingston

Re:    Tiptree Inc.
Registration Statement on Form S-3
Filed June 28, 2021
File No. 333-257468 (the “Registration Statement”)

Dear Ms. Livingston:
Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Tiptree Inc. hereby respectfully requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., New York City time, on July 14, 2021, or as soon as practicable thereafter.
Please notify me of the time at which the Registration Statement was declared effective pursuant to this acceleration request.
If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 446-1407.
                    Very truly yours,
                     /s/ Neil C. Rifkind
                Neil C. Rifkind
                    Vice President, General Counsel and Secretary
cc:    Jonathan Ilany, Chief Executive Officer, Tiptree Inc.
Michael R. Littenberg, Esq., Ropes & Gray LLP